Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No. 643
The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$1,076,000
Contingent Return Commodity-Linked Notes due 2010
(Linked to a Basket of Four Commodities)

The notes will not bear any interest. The amount that you will be paid on your notes on the stated maturity date (July 9, 2010, subject to postponement as described elsewhere in this prospectus supplement) will be based on the performance of an equally-weighted basket of commodities (as listed below), as measured from the trade date (June 29, 2007) to and including the determination date (July 1, 2010, subject to postponement as described elsewhere in this prospectus supplement).

The basket commodities, their respective weightings in the basket and the initial basket commodity levels are set forth in the table below:

	Weighting	Initial Basket
Basket Commodity:	in Basket	Commodity Level

High-Grade Primary Aluminum (Aluminum)	25%	$2,686.0
Copper-Grade A (Copper)	25%	$7,650.0
Primary Nickel (Nickel)	25%	$35,850.0
Specialty High-Grade Zinc (Zinc)	25%	$3,301.0

	100%

The initial basket commodity level for each of the basket commodities was determined on the trade date. Your return on the notes at maturity will be based on the performance of this weighted basket of commodities as determined by calculating the “basket return”. The basket return will equal the sum of each commodity’s weighted “performance amount”. For each of the basket commodities, the commodity performance amount will equal the weighted percentage increase or decrease in the “final basket commodity level” for the respective basket commodity from its initial basket commodity level. The final basket commodity level for each of the basket commodities will be the official cash offer price per metric ton of the respective basket commodity on the London Metal Exchange (“LME”) on the determination date, stated in U.S. dollars.

The amount which you will be paid for each $1,000 face amount of your notes on the stated maturity date will then be calculated as follows:

•	if the basket return is greater than zero, we will pay you an amount equal to (1) the $1,000 face amount of your notes plus (2) the $1,000 face amount of your notes times the greater of (i) 40%, which we refer to as the contingent return, or (ii) the basket return; and

•	if the basket return is less than or equal to zero, we will pay you an amount equal to the $1,000 face amount of your notes.

Because the return on the basket can be negative or equal to zero, you may not receive more than the $1,000 face amount at maturity. In any event, you will receive at least the face amount of your notes at maturity. The payment amount, if any, that you will receive in addition to the face amount is calculated solely by reference to the basket return on the determination date. We will not pay interest on the notes and will not pay any other amount with respect to your notes prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page S-2 and “Specific Terms of Your Notes” on page S-14.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific To Your Notes” on page S-7 so that you may better understand those risks.

Original issue date (settlement date): July 9, 2007
Issue price: 100% of the face amount
Underwriting discount: 1.75% of the face amount
Net proceeds to The Goldman Sachs Group, Inc.: 98.25% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated June 29, 2007.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your note, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount:  each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $1,076,000 in the aggregate for all the offered notes.

Trade date:  June 29, 2007

Settlement date:  July 9, 2007

Stated maturity date:  July 9, 2010, unless postponed as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated maturity date” and “Consequences of a Market Disruption Event” on page S-16

No interest:  the offered notes will not bear interest

Basket commodities:  High-Grade Primary Aluminum (“Aluminum”), Copper-Grade A (“Copper”), Primary Nickel (“Nickel”) and Specialty High-Grade Zinc (“Zinc”). See “The Basket Commodities” on page S-21

Payment amount:  on the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash, which is calculated as follows:

•	if the basket return is greater than zero, (1) the $1,000 face amount of your notes plus (2) the $1,000 face amount of your notes times the greater of (i) the contingent return or (ii) the basket return; and

•	if the basket return is less than or equal to zero, the $1,000 face amount of your notes

Contingent return:  the contingent return is 40%

Basket weightings:  the weighting for each of the basket commodities is set forth in the table below:

Weighting in
Basket Commodity:	Basket

Aluminum	25%
Copper	25%
Nickel	25%
Zinc	25%

100%

Initial aluminum level:  $2,686.0

Final aluminum level:  the final aluminum level will be the official cash offer price per metric ton of aluminum on the London Metal Exchange (“LME”), stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “Specific Terms of Your Notes — Discontinuance of the Basket Commodities” on page S-17

Aluminum performance amount:  the product of (1) the final aluminum level minus the initial aluminum level divided by the initial aluminum level times (2) the basket weighting of 25%

Initial copper level:  $7,650.0

Final copper level:  the final copper level will be the official cash offer price per metric ton of copper on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “Specific Terms of Your Notes — Discontinuance of the Basket Commodities” on page S-17

Copper performance amount:  the product of (1) the final copper level minus the initial copper level divided by the initial copper level times (2) the basket weighting of 25%

Initial nickel level:  $35,850.0

Final nickel level:  the final nickel level will be the official cash offer price per metric ton of nickel on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “Specific Terms of Your Notes — Discontinuance of the Basket Commodities” on page S-17

Nickel performance amount:  the product of (1) the final nickel level minus the initial nickel level divided by the initial nickel level times (2) the basket weighting of 25%

Initial zinc level:  $3,301.0

Final zinc level:  the final zinc level will be the official cash offer price per metric ton of zinc on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “Specific Terms of Your Notes — Discontinuance of the Basket Commodities” on page S-17

Zinc performance amount:  the product of (1) the final zinc level minus the initial zinc level divided by the initial zinc level times (2) the basket weighting of 25%

Basket return:  the sum of the aluminum performance amount, the copper performance amount, the nickel performance amount and the zinc performance amount, with the result expressed as a percentage

Reference source:  with respect to aluminum, the Bloomberg page “LOCADY”; with respect to copper, the Bloomberg page “LOAHDY”; with respect to nickel, the Bloomberg page “LONIDY”; and with respect to zinc, the Bloomberg page “LOZSDY” and, in any case, any other display page or heading that may replace the page or heading on Bloomberg or any successor service thereto

Determination date:  July 1, 2010, unless postponed with respect to any basket commodity as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination date” and “— Consequences of a Market Disruption Event” on page S-16

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent:  Goldman Sachs International

Business day:  as described on page S-18

Trading day:  as described on page S-18

CUSIP:  38143UBW0

ISIN:  US38143UBW09

Q&A

How do the notes work?

Your return on the notes at maturity will be based on the performance of a weighted basket of four metal commodities during the period from the trade date to the determination date. On the stated maturity date, for each $1,000 face amount of notes, you will receive at least the face amount of each note. At maturity, if the basket return is greater than zero, for each $1,000 face amount of notes, we will pay you (1) the $1,000 face amount plus (2) the $1,000 face amount of your note times the greater of (i) the contingent return of 40% or (ii) the basket return. However, if the basket return is less than or equal to zero, for each $1,000 face amount of notes, we will pay you only the $1,000 face amount of your notes.

The calculation agent will determine the basket return, which will equal the sum of each performance amount of the basket commodities.

The notes will not bear any interest and no other payments will be made prior to the stated maturity date. See “Additional Risk Factors Specific To Your Notes” on page S-8.

As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms Of Your Notes — Your Notes Do Not Bear Interest” on page S-14.

Who should or should not consider an investment in the notes?

The notes are intended for investors who want to protect their investment during the term of the notes by receiving on the stated maturity date at least the outstanding face amount of their notes, while also having an opportunity to benefit from the potential positive return of the basket of commodities. If the amount payable on your notes on the stated maturity date is the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk and prevailing market returns of fixed income investments with comparable maturities issued by companies with comparable credit ratings. For more details, see “Additional Risk Factors Specific To Your Notes — Your Notes Do Not Bear Interest” on page S-8.

What will I receive if I sell the notes
prior to the stated maturity?

If you sell your notes prior to the stated maturity date, you will receive the market price for your notes at the time of sale. The market price for your notes may be influenced by many factors, such as commodity prices, the volatility of the basket, interest rates, the time remaining until maturity or the current basket level. Depending on the impact of these factors, you may receive significantly less than the outstanding face amount of your notes in any sale before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific To Your Notes — Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value Of Your Notes On The Date Of This Prospectus Supplement (As Determined By Reference To Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than The Original Issue Price” on page S-8 and “— The Market Value of Your Notes May Be Influenced By Many Factors That Are Unpredictable and Interrelated in Complex Ways” on page S-10.

What are the commodities that comprise
the basket?

The basket is comprised of the following four commodities: High-Grade Primary Aluminum (“Aluminum”), Copper-Grade A (“Copper”), Primary Nickel (“Nickel”) and Specialty High-Grade Zinc (“Zinc”).

For further information, please see “The Basket Commodities” on page S-21.

What about taxes?

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different.

For a more complete discussion of the United States federal income tax consequences of the investment in the notes, including tax consequences applicable to non-United States persons and persons who purchase the notes in the secondary market, please see the discussion under “Supplemental Discussion of Federal Income Tax Consequences” on page S-26.

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the payment amount, assuming all other variables remain constant. No one can predict what the market value of the basket commodities will be on the determination date. The basket commodities have been highly volatile — meaning that their prices have changed substantially in relatively short periods — in the past and their performance cannot be predicted for the future. The basket return can appreciate or depreciate due to changes in any of the basket commodity prices at any time during the life of the notes.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the basket commodities. The hypothetical examples shown below do not take into account the effects of applicable taxes.

If the basket return is positive, the total payment amount on each offered note at the stated maturity will exceed the outstanding face amount of your notes. If the basket return is less than or equal to zero, the holder of each offered note will receive only the face amount at maturity. In no event will you lose your initial investment in a note if you buy the note on the original issue date and hold it until the stated maturity date.

We have assumed for the following table that the basket commodity prices on the determination date will be the same as they are on the stated maturity date. We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. For a discussion of some of these factors, see “Additional Risk Factors Specific to Your Notes” on page S-8.

The table below also assumes that there is no change in or affecting the composition of the basket, that there is no change in the relative weighting of any basket commodity, and that no market disruption event occurs with respect to any basket commodity.

The examples below are based on a range of basket returns that are entirely hypothetical; no one can predict what the basket return will be on the determination date. The basket has been highly volatile in the past, and its future performance cannot be predicted.

For these reasons, the actual performance of the basket commodities over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket commodities shown elsewhere in this prospectus supplement. For information about the basket commodity prices during recent periods, see “The Basket Commodities — Historical Prices of the Basket Commodities” on page S-21. Before investing in the offered notes, you should consult publicly available news sources to determine the basket commodity prices between the date of this prospectus supplement and your purchase of the offered notes.

The levels in the left column of the table represent hypothetical basket returns. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final returns and are expressed as percentages of the face amount of a note.

Hypothetical Payment Amount at Maturity as
Hypothetical Basket Return	Percentage of Face Amount

100.00%	200.00%
80.00%	180.00%
60.00%	160.00%
40.00%	140.00%
30.00%	140.00%
20.00%	140.00%
10.00%	140.00%
2.00%	140.00%
0.00%	100.00%
-2.00%	100.00%
-10.00%	100.00%
-20.00%	100.00%
-30.00%	100.00%
-40.00%	100.00%
-60.00%	100.00%
-80.00%	100.00%
-100.00%	100.00%

If, for example, the basket return were determined to be 2%, and you purchased your notes on the original issue date and held them until the stated maturity date, the payment amount that we would deliver to you at maturity would be 140% of the face amount of your notes.

Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

     We cannot predict the actual basket return on the determination date or the market value of your notes, nor can we predict the relationship between the basket commodity levels and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the total rate of return on the offered notes will depend on the actual stated maturity date and the actual basket return. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table and hypothetical examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket commodities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the
Market Value of Your Notes on the Date of This Prospectus Supplement (as
Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is
Significantly Less Than the Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read ‘‘— The Market Value Of Your Notes May Be Influenced By Many Factors” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. If the amount payable on your notes on the stated maturity date does not exceed the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Specific Commodities Prices are Volatile and are Affected by Numerous Factors
Specific to Each Market

High-Grade Primary Aluminum

The price of high-grade primary aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include droughts, transportation problems and shortages of power and raw materials.

Copper-Grade A

The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for copper is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors. In recent years demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for copper in various applications. Their availability and price will also affect demand for copper. Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Primary Nickel

The price of nickel is primarily affected by the global demand for and supply of nickel, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for nickel is significantly influenced by the level of global industrial economic activity. The stainless steel industrial sector is particularly important to demand for nickel given that the use of nickel in the manufacture of stainless steel accounts for a significant percentage of world-wide nickel demand. Growth in the production of stainless steel will therefore drive nickel demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for nickel in various applications. Their availability and price will also affect demand for nickel. Nickel supply is dominated by Canada and the Russian Federation. Exports from the Russian Federation have increased in recent years. The supply of nickel is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for nickel in the early 1990s tended to discourage such investments.

Special High-Grade Zinc

The price of zinc is primarily affected by the global demand for and supply of zinc, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for zinc is significantly influenced by the level of global industrial economic activity. The galvanized steel industrial sector is particularly important to demand for zinc given that the use of zinc in the manufacture of galvanized steel accounts for a significant percentage of world-wide zinc demand. The galvanized steel sector is in turn heavily dependent on the automobile and construction sectors. Growth in the production of galvanized steel will drive zinc demand. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. The supply of zinc concentrate (the raw material) is dominated by Australia, North America and Latin America. The supply of zinc is also affected by current and previous price levels, which will influence investment decisions in new mines and smelters. Low prices for zinc in the early 1990s tended to discourage such investments.

Changes in the Value of One or More
of the Basket Commodities May
Offset Each Other

Movements in each of the basket commodity levels may not correlate with each other. At a time when the one or more of the basket commodity levels increases, one or more of the other basket commodity levels may increase to a lesser extent or may decline. Therefore, in calculating the basket return, increases in the value of one or more of the basket commodity levels may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other basket commodities.

You cannot predict the future performance of any of the basket commodities or of the basket as a whole, or whether increases in any of the basket commodity levels will be offset by decreases in the levels of the other basket commodities, based on their historical performance. In addition, there can be no assurance that the any of the final basket commodity levels will be higher than the corresponding initial basket commodity levels, or that the sum of the performance values of the basket commodities will be positive.

Suspensions or Disruptions of
Market Trading in Commodities and
Related Futures May Adversely
Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. trading facilities and some foreign trading facilities have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract on a particular exchange, which could adversely affect the value of similar contracts or similar commodities on other commodity exchanges, including the LME, which could adversely affect the value of the basket and, therefore, the value of your notes.

The Market Value of Your Notes
May Be Influenced By Many Factors
That Are Unpredictable and
Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the value of your notes, including:

•	the volatility — i.e., the frequency and magnitude of changes — of the basket commodity levels;

•	the level of each of the basket commodities at any time and, in particular, on the specified determination date;

•	economic, financial, regulatory and political, military or other events that affect commodity markets generally and the industry and market segments of which the basket commodities are a part, and which may affect the basket commodity levels;

•	interest and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness.

These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the basket commodities relative to the U.S. dollar based on their historical performance.

The Calculation Agent Can Postpone the Stated Maturity Date if a Market
Disruption Event Occurs

If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or if such date is not a trading day with respect to any basket commodity, the determination date for such basket commodity will be postponed until the first trading day on which no market disruption event occurs or is continuing with respect to such basket commodity. As a result, the stated maturity date for your notes will also be postponed, although not by more than five business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the determination date is postponed to the last possible day with respect to any basket commodity, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date for such basket commodity. In addition, in the event the determination date is postponed for any basket commodity, we will still use the final basket commodity levels for such unaffected basket commodities on such date for the purposes of determining the basket return. If the calculation agent determines that any final basket commodity level that must be used to determine the payment amount is not available on the last possible determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the basket return based on its assessment, made in its sole discretion, of such final basket commodity level on that day.

There Are Risks Relating to the Trading of Aluminum, Copper, Nickel and Zinc on
the London Metal Exchange

The official cash offer prices of four of the basket commodities — aluminum, copper, nickel and zinc — will be determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the “LME”. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on any of the determination dates, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of copper, nickel and zinc, and consequently the supplemental payment amount, could be adversely affected.

You Have No Rights with Respect to Commodities or Commodities Contracts or
Rights to Receive Any Commodities

Investing in your notes will not make you a holder of any of the basket commodities or any contracts with respect thereto. Neither you nor any other holder or owner of your notes will have any rights with respect to any basket commodity. Any amounts payable on your notes will be made in cash, and you will have no right to receive delivery of any basket commodity.

If The Basket Commodity Levels Change, the Market Value of Your Notes May Not
Change in the Same Manner

Your notes may trade quite differently from the performance of the basket commodities comprising the basket. Changes in the basket commodity levels may not result in a comparable change in the market value of your notes. In part, this is because of the weightings assigned to the basket commodities. We discuss some of the reasons for this disparity under “— The Market Value Of Your Notes May Be Influenced By Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Basket Commodities Or The Basket Commodities May Impair the Value of Your Notes

As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, have hedged our obligations under the offered notes by purchasing futures and/or other instruments linked to the basket commodities. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to one or more of the basket commodities, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other commodity-linked notes whose returns are linked to changes in the prices of one or more of the basket commodities. Any of these hedging activities may adversely affect the price of one or more of the basket commodities and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.

Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the basket commodities or instruments whose returns are linked to any of the basket commodities for their proprietary accounts, for other accounts under their management or to facilitate transactions on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the price of one or more of the basket commodities and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the price of one or more of the basket commodities. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

Our Business Activities May Create Conflicts of Interest Between Your Interests
in Your Notes and Us

As we have noted above, Goldman, Sachs & Co. and our other affiliates have engaged and/or expect to engage in trading activities related to the basket commodities that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions for their customers and in accounts under their management. Those trading activities, if they influence the prices of the basket commodities, could be adverse to your interests as a beneficial owner of your notes.

Moreover, one or more of our affiliates have published and, in the future, expect to publish research reports with respect to any of the basket commodities. Any of these activities by any of our affiliates may affect the price of one or more of the basket commodities and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

As Calculation Agent, Goldman Sachs International Will Have the Authority to Make Determinations that Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity

As calculation agent for your notes, Goldman Sachs International will have discretion in making various determinations that affect your notes, including determining the basket return, which we will use to determine how much cash we must pay on the stated maturity date and whether to postpone the determination date because of a market disruption event. The calculation agent also has discretion in making certain adjustments relating to a discontinuation of a basket commodity. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman Sachs International could adversely affect the value of your notes and may present Goldman Sachs International with a conflict of interest of the kind described under “— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above. We may change the calculation agent at any time without notice, and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an
Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

Your Notes Will Be Subject to
Special Rules Governing Contingent Payment Debt Obligations for U.S. Federal Income Tax Purposes

In general, the notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. Please see “Supplemental Discussion of Federal Income Tax Consequences” on page S-26 for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”). Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:

No interest:  the notes do not bear interest

Specified currency:

•	U.S. dollars (“$”)

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000 or integral multiples in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

•	a trading day for your notes will not be the same as a trading day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Payment of Principal on Stated Maturity Date

On the stated maturity date, we will pay as principal, for each $1,000 face amount of the notes, an amount in cash calculated as follows:

•	if the basket return is greater than zero, (1) the $1,000 face amount plus (2) the $1,000 face amount times the greater of (i) the contingent return or (ii) the basket return; or

•	if the basket return is less than or equal to zero, the $1,000 face amount of the notes.

Contingent return

The contingent return is 40%.

Basket return

The basket return will be the sum of the aluminum performance amount, the copper performance amount, the nickel performance amount and the zinc performance amount, with the result expressed as a percentage.

Basket weightings and initial basket commodity levels

The basket weighting and initial basket commodity level of each basket commodity is as shown in the table below:

		Initial
		Basket
	Weighting	Commodity
Basket Commodity	in Basket	Level

High-Grade Primary Aluminum (Aluminum)	25%	$2,686.0
Copper-Grade A (Copper)	25%	$7,650.0
Primary Nickel (Nickel)	25%	$35,850.0
Specialty High-Grade Zinc (Zinc)	25%	$3,301.0

	100%

Initial aluminum level

The initial aluminum level is $2,686.0

Final aluminum level

The final aluminum level will be the official cash offer price per metric ton of aluminum on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “— Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “— Discontinuance of the Basket Commodities” on page S-17.

Aluminum performance amount

The aluminum performance amount will be the product of (1) the final aluminum level minus the initial aluminum level divided by the initial aluminum level times (2) the basket weighting of 25%.

Initial copper level

The initial copper level is $7,650.0

Final copper level

The final copper level will be the official cash offer price per metric ton of copper on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under ‘‘— Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “— Discontinuance of the Basket Commodities” on page S-17.

Copper performance amount

The copper performance amount will be the product of (1) the final copper level minus the initial copper level divided by the initial copper level times (2) the basket weighting of 25%.

Initial nickel level

The initial nickel level is $35,850.0

Final nickel level

The final nickel level will be the official cash offer price per metric ton of nickel on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “— Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “— Discontinuance of the Basket Commodities” on page S-17.

Nickel performance amount

The nickel performance amount will be the product of (1) the final nickel level minus the initial nickel level divided by the initial nickel level times (2) the basket weighting of 25%.

Initial zinc level

The initial zinc level is $3,301.0

Final zinc level

The final zinc level will be the official cash offer price per metric ton of zinc on the LME, stated in U.S. dollars and as displayed on the reference source, and determined by the calculation agent on the determination date, subject to the circumstances described under “— Consequences of a Market Disruption Event” on page S-16 and “— Market Disruption Event” on page S-19 and subject to certain determinations as provided under “— Discontinuance of the Basket Commodities” on page S-17.

Zinc performance amount

The zinc performance amount will be the product of (1) the final zinc level minus the initial zinc level divided by the initial zinc level times (2) the basket weighting of 25%.

Stated maturity date

The stated maturity date will be July 9, 2010, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the determination date referred to below is postponed, however, then the stated maturity date will be the fifth business day following the determination date as postponed.

The calculation agent may postpone the determination date — and therefore the stated maturity date — if a market disruption event occurs or is continuing on the determination date or such day is not otherwise a trading day, in either case, with respect to any or all of the basket commodities. We describe market disruption events under “ — Special Calculation Provisions” below.

Determination date

The determination date will be July 1, 2010, unless the calculation agent determines that a market disruption event occurs or is continuing on that day or such day is not otherwise a trading day with respect to any basket commodity. In that event, the determination date for such basket commodity will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing with respect to such basket commodity. In no event, however, will the determination date for any of the basket commodities be postponed to a date later than the originally scheduled stated maturity date (or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date).

Reference Source

Reference source means, with respect to aluminum, the Bloomberg page “LOCADY”, with respect to copper, the Bloomberg page “LOAHDY”, with respect to nickel, the Bloomberg page “LONIDY” and with respect to zinc, the Bloomberg page “LOZSDY” and, in any case, any other display page or heading that may replace the page or heading on Bloomberg or any successor service thereto.

For the avoidance of doubt, if the official cash offer price as displayed by the reference source for any basket commodity differs from that as determined by the LME, the official cash offer price determined by the LME will prevail.

Consequences of a Market Disruption Event

As indicated above, if a market disruption event occurs or is continuing with respect to any basket commodity on a day that would otherwise be the determination date for such basket commodity or such day is not a trading day, then the determination date for such basket commodity will be postponed to the next trading day on which a market disruption event does not occur and is not continuing with respect to such basket commodity. In no event, however, will the determination date for any of the basket commodities be postponed later than the originally scheduled stated maturity date (or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date).

If the determination date for any of the basket commodities is postponed to the last possible day, but a market disruption event occurs or is continuing on that day or such day is not otherwise a trading day, that day will nevertheless be the determination date for such basket commodity or basket commodities, as applicable. If the calculation agent determines that any of the prices of the basket commodities that must be used to determine the payment amount are not available on the determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the basket return pursuant to “— Discontinuance of the Basket Commodities” below.

A market disruption event with respect to any basket commodity will not by itself constitute a market disruption event with respect to the other basket commodities.

Discontinuance of the Basket Commodities

If trading of a basket commodity is discontinued, or the level of any of the basket commodities is not available on the latest possible determination date because of a market disruption event or for any other reason, the calculation agent will determine such final basket commodity levels and the amount payable on the stated maturity date by requesting the principal office of each of the three leading dealers in the relevant market, selected by the calculation agent, to provide a firm bid price quotation in good faith for the relevant commodity price. In determining whether such requested quotation is a firm bid price, the calculation agent may consider current market factors and any other information that it deems relevant. If the calculation agent, in its sole discretion, determines that such quotations are provided as requested, the relevant price shall be the arithmetic mean of such quotations. If fewer than three such quotations are provided as requested, the relevant price shall be determined by the calculation agent in its sole discretion (acting in good faith) taking into account any information that it deems relevant.

All determinations to be made by the calculation agent with respect to any basket commodity may be made by the calculation agent in its sole discretion.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes.

This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of the notes and approved by us, or at the office of the trustee in New York City, but only when your notes is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the basket return, market disruption events, trading days, business days, the default amount and the payment amount on your notes to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman Sachs International, our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice, and Goldman Sachs International may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York and London are authorized or obligated by law, regulation or executive order to close.

Trading Day

When we refer to a trading day in this prospectus supplement, we mean a day, as determined by the calculation agent, that is a day on which the LME is open for trading during its regular trading session, notwithstanding the LME closing prior to its scheduled closing time.

London Metal Exchange

LME shall mean, with respect to each basket commodity, the London Metal Exchange or, if the LME is no longer the principal exchange or trading market for such basket commodity, such exchange or principal trading market for such basket commodity which serves as the source of prices for such basket commodity and principal exchanges where options or futures contracts on such basket commodity are traded.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the principal of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of the notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.  The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.  For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Asia, which at that time has outstanding debt obligations with a stated maturity of one year or loss from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

Any of the following will be a market disruption event with respect to any one of the basket commodities:

•	(i) the failure of Bloomberg or any successor service to announce or publish the relevant price specified in this prospectus supplement for the basket commodity or (ii) the temporary or permanent discontinuance or unavailability of the reference source, or

•	the material suspension of trading in the basket commodity or futures contracts related to such basket commodity on the LME, or

•	(i) the failure of trading to commence, or the permanent discontinuance of trading, in the basket commodity or futures contracts related to the basket commodity on the relevant market or (ii) the disappearance of, or of trading in, the basket commodity, or

•	the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, any basket commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this prospectus supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on the day that would otherwise be the determination date from what it would have been without that imposition, change or removal, or

•	a material limitation imposed on trading in the basket commodity on the LME.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of futures and/or other instruments linked to commodities on or before the trade dates. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to any one or more commodities. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in listed or over-the-counter options, futures or other instruments linked to commodities,

•	may take or dispose of positions in listed or over-the-counter options or other instruments based on commodities designed to track the performance of metal commodities exchanges or other components of the commodities markets, and/or

•	may take short positions in the other instruments based on commodities of the kind described above — i.e., we and/or our affiliates may sell instruments based on commodities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the basket commodities or other commodities. We expect these steps to involve sales of instruments linked to the basket commodities and other commodities on or shortly before the determination date. These steps also may involve sales and/or purchases of listed or over-the-counter options, futures or other instruments linked to any one or more of the basket commodities or other commodities or other components of the U.S., European and Asian equity markets.

     The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific To Your Notes — Trading And Other Transactions By Goldman Sachs In Instruments Linked To The Basket Commodities Or The Basket Commodities May Impair The Value Of Your Notes” and ‘‘— Our Business Activities May Create Conflicts Of Interest Between Your Interests in Your Notes And Us” above for a discussion of these adverse effects.

THE BASKET COMMODITIES

We have derived all information regarding each of the four basket commodities contained in this prospectus supplement from publicly available information, without independent verification.

Historical Prices of the Basket Commodities

The respective prices for the basket commodities have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the prices for any of the basket commodities during any period shown below is not an indication that the prices of the basket commodities are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical prices of the basket commodities as an indication of future performance. We cannot give you any assurance that the future performance of the basket commodities will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the basket commodities. The actual performance of the basket commodities over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical prices shown below.

The following tables set forth the published high, low and end of quarter prices for each of the basket commodities for each calendar quarter from January 1, 2002 to June 29, 2007, as published by Bloomberg Financial Markets for such periods. The graphs following each basket commodity’s price table set forth the historical price performance of each respective basket commodity for the period January 1, 2002 to June 29, 2007. We obtained the information in the tables from Bloomberg Financial Markets, without independent verification. The historical prices, the historical price performance of the basket commodities and the degree of correlation between the price trends of the basket commodities (or lack thereof) should not be taken as an indication of future performance. We cannot give you any assurance that the basket return will be greater than zero or that you will receive more than the face amount of your notes at maturity.

Quarterly High, Low and Period End Prices for High-Grade Primary Aluminum

	High	Low	Period End

2002
Quarter ended March 31	1438.0	1313.0	1386.0
Quarter ended June 30	1398.0	1318.0	1364.5
Quarter ended September 30	1370.0	1279.0	1280.5
Quarter ended December 31	1399.0	1275.5	1344.5

2003
Quarter ended March 31	1459.0	1340.5	1350.0
Quarter ended June 30	1440.5	1314.5	1389.0
Quarter ended September 30	1505.0	1378.0	1407.5
Quarter ended December 31	1592.5	1415.0	1592.5

2004
Quarter ended March 31	1754.0	1578.5	1688.5
Quarter ended June 30	1826.0	1575.0	1698.5
Quarter ended September 30	1823.0	1647.0	1823.0
Quarter ended December 31	1964.0	1748.0	1964.0

2005
Quarter ended March 31	2031.5	1809.0	1973.0
Quarter ended June 30	1991.0	1694.0	1716.0
Quarter ended September 30	2614.0	2367.5	2572.0
Quarter ended December 31	2289.0	1831.0	2285.0

2006
Quarter ended March 31	2634.0	2267.0	2515.5
Quarter ended June 30	3275.0	2397.5	2550.5
Quarter ended September 30	2614.0	2367.5	2572.0
Quarter ended December 31	2886.0	2480.0	2850.0

2007
Quarter ended March 31	2953.0	2682.0	2792.0
Quarter ending June 30 (through June 29, 2007)	2871.0	2626.0	2686.0

Quarterly High, Low and Period End Prices for Copper-Grade A

	High	Low	Period End

2002
Quarter ended March 31	1650.5	1421.0	1623.0
Quarter ended June 30	1689.5	1551.0	1654.0
Quarter ended September 30	1667.5	1434.5	1434.5
Quarter ended December 31	1649.5	1429.0	1536.0

2003
Quarter ended March 31	1728.0	1544.5	1587.5
Quarter ended June 30	1711.5	1564.0	1644.0
Quarter ended September 30	1824.5	1638.0	1794.0
Quarter ended December 31	2321.0	1790.5	2321.0

2004
Quarter ended March 31	3105.5	2337.0	3067.5
Quarter ended June 30	3170.0	2337.0	3067.5
Quarter ended September 30	3140.0	2700.0	3140.0
Quarter ended December 31	3287.0	2835.0	3279.5

2005
Quarter ended March 31	3424.5	3072.0	3408.0
Quarter ended June 30	3670.0	3113.0	3597.0
Quarter ended September 30	3978.0	3444.0	3949.0
Quarter ended December 31	4650.0	3905.0	4584.5

2006
Quarter ended March 31	5527.5	4537.0	5527.5
Quarter ended June 30	8788.0	5561.0	7501.0
Quarter ended September 30	8233.0	7230.0	7601.0
Quarter ended December 31	7740.0	6290.0	6290.0

2007
Quarter ended March 31	6940.0	5225.5	6940.0
Quarter ending June 30 (through June 29, 2007)	8225.0	6916.0	7650.0

Quarterly High, Low and Period End Prices for Primary Nickel

	High	Low	Period End

2002
Quarter ended March 31	6860.0	5625.0	6710.0
Quarter ended June 30	7440.0	6495.0	7080.0
Quarter ended September 30	7725.0	6305.0	6450.0
Quarter ended December 31	7565.0	6445.0	7100.0

2003
Quarter ended March 31	9105.0	7210.0	7940.0
Quarter ended June 30	9550.0	7710.0	8395.0
Quarter ended September 30	10325.0	8330.0	10220.0
Quarter ended December 31	16670.0	10250.0	16650.0

2004
Quarter ended March 31	17770.0	12200.0	13885.0
Quarter ended June 30	15330.0	10530.0	14990.0
Quarter ended September 30	15980.0	12050.0	15100.0
Quarter ended December 31	16595.0	12685.0	15205.0

2005
Quarter ended March 31	16565.0	14035.0	16250.0
Quarter ended June 30	17750.0	14520.0	14700.0
Quarter ended September 30	15600.0	13410.0	13600.0
Quarter ended December 31	14120.0	11500.0	13380.0

2006
Quarter ended March 31	15340.0	13505.0	15340.0
Quarter ended June 30	23100.0	15600.0	22275.0
Quarter ended September 30	34750.0	22690.0	31500.0
Quarter ended December 31	35455.0	29995.0	34205.0

2007
Quarter ended March 31	50345.0	32900.0	45500.0
Quarter ending June 30 (through June 29, 2007)	54200.0	35850.0	35850.0

Quarterly High, Low and Period End Prices for Special High-Grade Zinc

	High	Low	Period End

2002
Quarter ended March 31	842.5	759.0	825.5
Quarter ended June 30	870.0	745.5	796.5
Quarter ended September 30	829.0	725.5	735.5
Quarter ended December 31	823.5	737.5	749.5

2003
Quarter ended March 31	810.5	755.0	763.0
Quarter ended June 30	809.0	741.0	783.5
Quarter ended September 30	863.0	781.0	825.0
Quarter ended December 31	1008.0	834.0	1008.0

2004
Quarter ended March 31	1155.5	1002.0	1086.5
Quarter ended June 30	1125.0	967.0	967.0
Quarter ended September 30	1079.0	943.0	1079.0
Quarter ended December 31	1270.0	1004.5	1270.0

2005
Quarter ended March 31	1430.0	1197.5	1349.0
Quarter ended June 30	1365.5	1216.0	1223.0
Quarter ended September 30	1439.0	1165.0	1411.0
Quarter ended December 31	1915.0	1405.0	1915.0

2006
Quarter ended March 31	2690.5	1912.0	2690.5
Quarter ended June 30	3990.0	2710.0	3260.0
Quarter ended September 30	3671.5	3125.5	3360.0
Quarter ended December 31	4619.5	3369.5	4331.0

2007
Quarter ended March 31	4259.0	3050.0	3280.5
Quarter ending June 30 (through June 29, 2007)	4120.0	3205.5	3301.0

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark to market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the note, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of the source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your note should be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Debt Management, at (212) 343-3437. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.

If you purchase your note at a price other than its adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your note will equal your note’s original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note, decreased by the amount of any interest payments previously made with respect to your note. The issue price of your note will be the first price at which a substantial amount of the offered notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described below even if you purchase your notes at a price other than the issue price. You can obtain the issue price of the notes by contacting the Goldman Sachs Debt Management, at (212) 343-3437.

If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your note in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note), decreased by the amount of any interest payments you received with respect to your note and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, redemption or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of 1.50% of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $30,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on July 9, 2007, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Hypothetical Examples	S-6
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Basket Commodities	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-26
Employee Retirement Income Security Act	S-29
Supplemental Plan of Distribution	S-30

Prospectus Supplement dated December 5, 2006
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related
Instruments	66
Description of Capital Stock of The Goldman Sachs
Group, Inc.	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in
Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private
Securities Litigation Reform Act of 1995	140

$1,076,000

The Goldman Sachs
Group, Inc.

Contingent Return Commodity-Linked Notes
due 2010
(Linked to a Basket of Four Commodities)

Medium-Term Notes, Series B

Goldman, Sachs & Co.